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                                  NEWS RELEASE

[FIRST BANK SYSTEM - Letterhead]


                    Contact:  John R. Danielson   Wendy L. Raway
                              Investor Relations  Media Relations
                              First Bank System   First Bank System
                              (612) 973-2261      (612) 973-2429


              FIRST BANK SYSTEM COMMENTS ON TERMINATION OF MERGER
                     AGREEMENT WITH FIRST INTERSTATE BANCORP


MINNEAPOLIS, January 24, 1996 -- First Bank System, Inc. (NYSE: FBS) had the following comments on the termination of its merger agreement with First Interstate Bancorp (NYSE: I), which was announced earlier today by First Interstate's Board of Directors. First Bank System had previously declined to increase the exchange ratio beyond the original terms.

     "Our decision not to increase our offer is consistent with the pricing discipline that we have maintained on all 23 acquisitions that we have made over the past five years. As we have said and demonstrated in the past, our commitment to our shareholders is our paramount concern in all of our decisions. The original merger agreement created significant value for our shareholders; however, increasing the offer would not have been in our shareholders' best interests," said John F. Grundhofer, FBS Chairman, President and CEO. "While we are disappointed that we will not be able to complete the merger, we continue to have confidence in the shareholder value we can create through our

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FBS Comments on Termination - 2

internal growth plans. We will continue to focus on our core franchise businesses of retail and community banking, payment systems, commercial banking and trust and investment management, and we expect our strong earnings momentum to continue. We will continue with our previously announced common stock repurchase program and, in addition, remain opportunistic and disciplined in pursuing acquisitions." During 1995, FBS repurchased approximately 12 million shares of its previously announced 24.3 million two year share buyback program, which is expected to be completed in 1996.

     FBS previously reported record fourth quarter financial results with fully diluted earnings per share growth of 24.4% over the previous year, return on assets of 1.80%, return on equity of 22.4% and an efficiency ratio of 51.2%. Fourth quarter noninterest income increased 14.3%, led by credit card fees which were up 22.7% and trust fees, which were up 14.6%. Loans (excluding residential mortgage loans) grew 10.7% from the fourth quarter of last year.

     Under terms of the merger agreement, First Interstate would have been immediately obligated to pay FBS a $25 million termination fee; an additional $75 million was required to have been paid upon consummation of a merger with another buyer. Additionally, FBS would have been entitled to purchase 19.9% of First Interstate's common stock upon execution of a definitive agreement with another buyer with the value limited to $100 million. However, as a result of a settlement agreement

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FBS Comments on Termination - 3

signed today with Wells Fargo and First Interstate, FBS today will receive $125 million in cash and an additional $75 million upon consummation of the First Interstate/Wells transaction. FBS estimates that its out of pocket costs for investment banking, legal, accounting and public relations are approximately $10 million. FBS and Wells have agreed to drop all litigation and protests. The settlement also resolves any claims that First Interstate has breached its merger agreement with FBS.

     "I know I speak for all of us at First Bank System when I express our disappointment that our two great companies will not merge. The opportunity to work with First Interstate over these past few months has been a very positive experience. We have the highest regard for Bill Siart and the people of First Interstate," Grundhofer concluded.

     First Bank System is a regional bank holding company headquartered in Minneapolis with assets of $33.9 billion. The Company provides complete financial services to individuals and institutions through 9 banks, a savings association and other financial companies with approximately 350 offices, located primarily in the 11 states of Minnesota, Colorado, North Dakota, South Dakota, Montana, Illinois, Wisconsin, Iowa, Kansas, Nebraska and Wyoming.



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